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ADDvantage Tech nologies Group, Inc.
1221 E. Houston
Broken Arrow, OK  74012

June 12, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Request for Withdrawal of Registration Statement on Form S-3,
File Number 333-141387 (the "Registration Statement")

Ladies and Gentlemen:

ADDvantage Technologies Group, Inc. (the "Company") hereby makes application to withdraw the Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"). The Company requests the withdrawal of the Registration Statement because the selling stockholders named in the Registration Statement have informed the Company that they no longer desire to have the proposed sales of their shares of the Company's registered under the Securities Act since they will shortly be able to sell those shares under Rule 144. No securities have been sold under the Registration Statement and there has been no activity in pursuit of the proposed offering and sale of these shares.

Very truly yours,

ADDvantage Technologies Group, Inc.

By: /s/ Daniel E. O'Keefe
Chief Financial Officer